SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For December, 2020

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP

(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil

(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE NINE HUNDRED AND THIRTY-SECOND MEETING OF THE
BOARD OF DIRECTORS

On April 21, 2020, at 9:30 a.m., the undersigned members of the Company’s Board of Directors listed below met via electronic platform at the call of the Chairman of the Board of Directors, Mario Engler Pinto Junior, on an extraordinary basis, pursuant to the caput and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Issuer” or “Company”), located at Rua Costa Carvalho, nº 300, Pinheiros, in the city and state of São Paulo, to resolve on the only item on the agenda, namely: “Ratification of the result of the book building process (“Book Building Process”) under the scope of the twenty-seventh (27th) issue of Company debentures”, based on the Executive Board’s Resolution 0426/2020, of December 18, 2020, Internal Communication 061/2020, of December 18, 2020, and a PowerPoint presentation; all these documents have been filed in the meeting’s electronic folder. Pursuant to paragraph 1 of article 59 of Law 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), as per items XIX and XXII of article 14 of the Company’s Bylaws, and resolutions of the 930th Meeting of the Board of Directors, held on November 12, 2020 (“930th Meeting of the Board of Directors”), the ratification of the Book Building Process carried out on December 18, 2020, under the scope of the 27th issue of simple and unsecured debentures, not convertible into shares, in up to three (3) series for public distribution with restrictive placement efforts, as per Instruction 476 of Brazilian Securities and Exchange Commission (“CVM”) of January 16, 2009, as amended (“Debentures”, “Issue” and “Offering”, respectively), was unanimously approved, through which were defined: (i) the number of series of the Issue; (ii) the number of Debentures allocated in each series of the Issue; and (iii) the final rate of First Series Remuneration (as defined below), Second Series Remuneration (as defined below) and Third Series Remuneration (as defined below); as follows:

1.         Number of Series: The Issue will be carried out in three (3) series, whereby the number of Debentures allocated in each series of the Issue was defined based on the demand of the Debentures, as calculated on the Book Building Process and according to the Issuer’s allocation interest, as per the Indenture. The allocation of the Debentures

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Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors between the series of the Issue used the communication vessels system, whereby the number of Debentures of any series was deducted from the total number of Debentures, thus limiting the number of Debentures allocated to the other series. The Debentures object of the Offering distributed under the first series are hereinafter referred to as “First Series Debentures”, the Debentures object of the Offering distributed under the second series are hereinafter referred to as “Second Series Debentures” and the Debentures object of the Offering distributed under the third series are hereinafter referred to as “Third Series Debentures”.

2.         Number of Debentures: A total of one million (1,000,000) Debentures will be issued in three (3) series, of which (i) three hundred thousand (300,000) First Series Debentures; (ii) four hundred thousand (400,000) Second Series Debentures; and (iii) three hundred thousand (300,000) Third Series Debentures.

3.1       Remuneration of First Series Debentures: First Series Debentures will be entitled to remuneration (“First Series Remuneration”) corresponding to one hundred percent (100%) of the accumulated variation of the average daily rate of one-day over extragrupo DI interbank deposits (“DI Rate”), expressed as an annual percentage, based on two hundred and fifty-two (252) Business Days, calculated and disclosed by B3 in the daily bulletin available on its website (http://www.b3.com.br), plus a spread or surcharge of one point six percent (1.60%) per year, based on two hundred and fifty-two (252) Business Days. First Series Remuneration will be calculated exponentially and cumulatively pro rata temporis, per Business Days elapsed, on the Face Value (as defined in the Indenture) of First Series Debentures (or balance of the Face Value of First Series Debentures, as applicable), from the First Payment Date (as defined in the Indenture) or the last Payment Date of First Series Remuneration (as defined in the Indenture), as applicable, and paid at the end of each Profitability Period (as defined in the Indenture). The calculation of First Series Remuneration will be carried out according to the formula described in the Indenture.

3.2       Remuneration of Second Series Debentures: Second Series Debentures will be entitled to remuneration (“Second Series Remuneration”) corresponding to one hundred percent (100%) of the accumulated variation of the DI Rates, expressed as an annual percentage, based on two hundred and fifty-two (252) Business Days, calculated and disclosed by B3, in the daily bulletin available on its website (http://www.b3.com.br), plus a spread or surcharge of one point eight percent (1.80%) per year, based on two hundred and fifty-two (252) Business Days. Second Series Remuneration will be calculated

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Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors exponentially and cumulatively pro rata temporis, per Business Days elapsed, on the Face Value of Second Series Debentures (or balance of the Face Value of Second Series Debentures, as applicable), from the First Payment Date or the last Payment Date of Remuneration of Second Series Debentures, as applicable, and paid at the end of each Profitability Period. The calculation of Second Series Remuneration will be carried out according to the formula described in the Indenture.

3.3       Remuneration of Third Series Debentures: Third Series Debentures will be entitled to remuneration (“Third Series Remuneration”) corresponding to one hundred percent (100%) of the accumulated variation of the DI Rates, expressed as an annual percentage, based on two hundred and fifty-two (252) Business Days, calculated and disclosed by B3, in the daily bulletin available on its website (http://www.b3.com.br), plus a spread or surcharge of two point twenty-five percent (2.25%) per year, based on two hundred and fifty-two (252) Business Days. Third Series Remuneration will be calculated exponentially and cumulatively pro rata temporis, per Business Days elapsed, on the Face Value of Third Series Debentures (or balance of the Face Value of Third Series Debentures, as applicable), from the First Payment Date or the last Payment Date of Remuneration of Third Series Debentures, as applicable, and paid at the end of each Profitability Period. The calculation of Third Series Remuneration will be carried out according to the formula described in the Indenture.

The Board of Directors ratified all the other terms and conditions related to the Issue, as approved on the resolutions of the 930th Meeting of the Board of Directors, and included in the “Indenture of the 27th Issue of Simple and Unsecured Debentures, Not Convertible into Shares, in up to Three Series, for Public Distribution, of Companhia de Saneamento Básico do Estado de São Paulo - SABESP” (“Indenture”), as well as all acts related to the Issue that may have been previously taken by the Executive Board. The Board of Directors also ratified the authorization for the Company’s Executive Board to negotiate and execute the amendment to the Indenture that will indicate the result of the Book Building Process, as well as to take all the other measures necessary for this purpose.

After the floor was opened and there were no other pronouncements, the Chairman, Mario Engler Pinto Junior, adjourned the meeting for the drawing up of these minutes, which were read, found to be in compliance, signed by me, Marialve de Sousa Martins, Executive Secretary of the Board of Directors, and by the following attending Board members: MARIO ENGLER PINTO JUNIOR, BENEDITO PINTO FERREIRA BRAGA JUNIOR, CLAUDIA POLTO DA

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Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

CUNHA, EDUARDO DE FREITAS TEIXEIRA, FRANCISCO LUIZ SIBUT GOMIDE, FRANCISCO VIDAL LUNA, LUCAS NAVARRO PRADO, REINALDO GUERREIRO, WALTER LUIS BERNARDES ALBERTONI and WILSON NEWTON DE MELLO NETO.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Company's Board of Directors.

São Paulo, December 21, 2020.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: December 28, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations